CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Allied Gold Corporation ("Allied" or "the Company") and the information in these annual financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee ("Committee"). The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee reviews the consolidated financial statements, management’s discussion and analysis and the external Auditor's report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by KPMG LLP (Auditor Firm ID: 85), an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee. Their report follows.

“Peter Marrone”
Chief Executive Officer

“Jason LeBlanc”
Chief Financial Officer

Toronto, Ontario, Canada
March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Allied Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Allied Gold Corporation (the Company) as at December 31, 2025 and 2024, the related consolidated statements of earnings (loss), other comprehensive earnings (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the provision for reclamation and closure costs

As discussed in Note 24 to the consolidated financial statements, the Company’s provision for reclamation and closure costs was $187,623 thousand as at December 31, 2025. As discussed in Note 5, the provision for reclamation and closure costs is determined using estimates of the scope, timing and amount of future costs the Company will incur to complete the reclamation and closure work required to comply with existing laws and regulations. Future changes to environmental laws and regulations could change the scope of reclamation and remediation work required to be performed by the Company.

We identified the assessment of the provision for reclamation and closure costs as a critical audit matter, specifically the scope of the work required and the associated cost estimates. Significant auditor judgement was required to evaluate the estimates as determined by the Company’s specialists. These estimates were challenging to evaluate, as any minor changes could have had a significant effect on the Company’s determination of the provision for reclamation and closure costs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the amount of the provision for reclamation and closure costs obligations and development of significant estimates. This included controls related to assessments of the scope of work and determination of the costs required. We evaluated the competence, capabilities and objectivity of the Company’s specialists who estimated the scope of rehabilitation work required and associated cost of the rehabilitation by assessing their professional qualifications, industry experience and familiarity with applicable legislative requirements. We assessed a sample of the future costs to be incurred to reclaim the mine sites by comparing to relevant supporting evidence, including mine closure plans, and third-party cost estimates.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2024.

Toronto, Canada
March 31, 2026

ALLIED GOLD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of US dollars)	Note	As at December 31, 2025	As at December 31, 2024

Assets
Current assets
Cash and cash equivalents	16	$479,777	$224,994
Trade receivables, prepayments, and other receivables	17	117,093	59,433
Derivative financial asset	15	26,703	—
Inventories	18	140,136	164,859
Total current assets		$763,709	$449,286
Non-current assets
Mineral property, plant and equipment	19	$1,240,630	$795,645
Trade receivables, prepayments and other receivables	17	28,798	4,355
Deferred tax assets	12	3,377	21,656
Inventories	18	70,056	42,418
Restricted cash	16	17,109	6,494
Total non-current assets		$1,359,970	$870,568
Total assets		$2,123,679	$1,319,854

Liabilities and Total Equity
Current liabilities
Trade and other payables	20	$373,193	$247,708
Derivative financial liability	15	167,260	2,594
Income tax payable	12	177,122	72,060
Provisions	21	16,134	15,115
Deferred and contingent consideration	29	30,117	7,415
Borrowings	23	154,312	96,356
Deferred revenue	22	67,427	40,878
Lease obligations	26	2,999	2,877
Total current liabilities		$988,564	$485,003
Non-current liabilities
Provision for reclamation and closure costs	24	187,623	126,803
Deferred tax liability	12	56,071	15,305
Deferred and contingent consideration	29	44,906	83,563
Deferred revenue	22	329,373	164,540
Other Liabilities		—	15,457
Lease obligations	26	12,463	12,886
Total non-current liabilities		$630,436	$418,554
Total liabilities		$1,619,000	$903,557

Equity
Share capital	27	$813,355	$587,119
Retained earnings (deficit)		(280,806)	(236,794)
Accumulated OCI		(155,854)	(13,052)
Share-based payments reserve	28	30,914	8,492
Total equity attributable to shareholders of the Company		$407,609	$345,765
Non-controlling interests	14	97,070	70,532
Total equity		$504,679	$416,297
Total liabilities and shareholders' equity		$2,123,679	$1,319,854

The accompanying notes are an integral part of the consolidated financial statements.

For subsequent events refer to notes 22 and 32.
For commitments, refer to note 30.

"Peter Marrone"	"Richard Graff"
PETER MARRONE	RICHARD GRAFF
Director	Director

ALLIED GOLD
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In thousands of US Dollars except for shares and per share amounts)	Note	For years ended December 31,
		2025	2024
Revenue	7	$1,331,824	$730,382
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	8	(753,539)	(462,527)
DDA	8	(71,743)	(47,621)
Gross profit		$506,542	$220,234
General and administrative expenses	9	$(120,794)	$(63,149)
Exploration and evaluation expenses		(16,490)	(23,818)
(Loss) gain on revaluation of financial instruments	15	(69,391)	5,836
Other losses	10	(35,964)	(125,193)
Net earnings before finance costs and income tax		$263,903	$13,910
Finance costs	11	$(26,550)	$(19,276)
Net earnings (loss) before income tax		$237,353	$(5,366)
Current income tax expense	12	$(175,001)	$(87,517)
Deferred income tax expense	12	(59,045)	(26,668)
Net earnings (loss) for the year		$3,307	$(119,551)

(Loss) earnings attributable to:
Shareholders of the Company		$(51,847)	$(115,632)
Non-controlling interests	14	55,154	(3,919)
Net earnings (loss) for the year		$3,307	$(119,551)

(Loss) earnings per share attributable to shareholders of the Company
Basic and Diluted	13	$(0.45)	$(1.29)

The accompanying notes are an integral part of the consolidated financial statements.

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ALLIED GOLD
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE EARNINGS (LOSS)

(In thousands of US Dollars except for shares and per share amounts)	Note	For years ended December 31,
		2025	2024
Net earnings (loss)		$3,307	$(119,551)

Other comprehensive earnings (loss), net of taxes (nil)
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges - Effective portion of changes in fair value of cash flow hedges	15	(210,512)	(13,052)
- Reclassification of losses recorded in earnings		56,303	—
Sum		(154,209)	(13,052)
Items that will not be reclassified to net earnings:
Changes in the fair value of financial instruments at FVOCI		11,407	—
Total other comprehensive loss		$(142,802)	$(13,052)
Total comprehensive loss		$(139,495)	$(132,603)

Attributable to:
Shareholders of the Company		$(194,649)	$(128,684)
Non-controlling interests		55,154	(3,919)
Total comprehensive loss		$(139,495)	$(132,603)

The accompanying notes are an integral part of the consolidated financial statements.

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ALLIED GOLD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US Dollars)	Share capital	Share-based payment reserve	Accumulated OCI	Retained earnings (deficit)	Total attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at December 31, 2023	$418,649	$2,419	$—	$(121,162)	$299,906	$81,128	$381,034
Share-based payments	—	9,026	—	—	9,026	—	9,026
Shares issued in public offering	153,017	—	—	—	153,017	—	153,017
Shares issued for payment of Kurmuk deferred consideration	12,500	—	—	—	12,500	—	12,500
Shares issued to settle RSUs	2,953	(2,953)	—	—	—	—	—
Dividend paid to minority shareholder	—	—	—	—	—	(6,677)	(6,677)
Total (loss) earnings and comprehensive (loss) earnings	—	—	(13,052)	(115,632)	(128,684)	(3,919)	(132,603)
Balance at December 31, 2024	$587,119	$8,492	$(13,052)	$(236,794)	$345,765	$70,532	$416,297
Share-based payments	—	30,727	—	—	30,727	—	30,727
Recognition of non-controlling interest	—	—	—	7,835	7,835	(2,312)	5,523
Distribution of dividend in kind to non-controlling interest	—	—	—	—	—	(23,896)	(23,896)
Shares issued in offerings, net of transaction costs	196,307	—	—	—	196,307	—	196,307
Shares issued for payment of Kurmuk deferred consideration	21,250	—	—	—	21,250	—	21,250
Shares issued to settle RSUs	8,679	(8,305)	—	—	374	—	374
Dividend paid to minority shareholder	—	—	—	—	—	(2,408)	(2,408)
Total (loss) earnings and comprehensive (loss) earnings	—	—	(142,802)	(51,847)	(194,649)	55,154	(139,495)
Balance at December 31, 2025	$813,355	$30,914	$(155,854)	$(280,806)	$407,609	$97,070	$504,679

The accompanying notes are an integral part of the consolidated financial statements.
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ALLIED GOLD
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US Dollars)	Note	For years ended December 31,
		2025	2024
Net inflow (outflow) of cash related to the following activities
Operating
Net earnings (loss) for the year		$3,307	$(119,551)
Income tax expense	12	234,046	114,185
Adjustments for:
Share-based expense	28	60,238	6,538
DDA		72,374	48,982
Loss (gain) on revaluation of financial instruments		69,391	(8,201)
Other losses	10	15,995	104,923
Non-cash revenue from stream arrangements	22	(16,395)	(15,834)
(Increase) in restricted cash	16	(9,724)	—
Finance costs	11	26,550	19,276
Proceeds from streaming arrangements		181,250	170,950
Operating cash flows before income tax paid, government settlements and movements in working capital		$637,032	$321,268
Income tax paid	12	(33,321)	(35,696)
Settlement of Mali matters	10, 12	(42,198)	(68,000)
Operating cash flows before movements in working capital		$561,513	$217,572
Increase in trade receivables, prepayments and other receivables		(85,589)	(39,501)
Increase in inventories	18	(12,224)	(107,707)
Increase in trade and other payables		50,279	40,450
Net cash generated from operating activities		$513,979	$110,814
Investing activities
Additions of mineral property, plant and equipment		(408,136)	(179,191)
Borrowing costs capitalized	11	(9,387)	(7,023)
Capitalized exploration and evaluation		(14,544)	(7,191)
Net cash used in investing activities		$(432,067)	$(193,405)
Financing activities
Proceeds from offerings	27	$206,390	$162,117
Offering transaction costs	27	(10,083)	(9,100)
Dividend paid to NCI	14	(9,085)	—
Repayment of lease principal		(1,859)	(1,268)
Finance costs paid	11	—	(2,347)
Other interest received or finance costs (paid)		(506)	1,825
Net cash generated from financing activities		$184,857	$151,227
Net increase in cash and cash equivalents		$266,769	$68,636
Cash and cash equivalents at beginning of year		224,994	158,638
Effect of foreign exchange rate changes		(11,986)	(2,280)
Cash and cash equivalents, end of the year		$479,777	$224,994
The accompanying notes are an integral part of the consolidated financial statements.
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ALLIED GOLD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2025 and 2024
(Tabular amounts in thousands of US dollars, unless otherwise noted)
1.    NATURE OF OPERATIONS

Allied Gold Corporation (“Allied Gold” or “the Company”) was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U. The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer, operator and majority owner (through its subsidiaries) of the following producing gold mines and gold development project:

•the Sadiola Mine, located in Mali (the “Sadiola mine”, 80% interest), comprising two separate mining licences (the Sadiola Licence and the Korali-Sud Licence (previously referred to as Diba, 100% interest as at December 31, 2024, 65% as at January 8, 2025)) although integrated as a single operation;
•the Bonikro Mine located in Côte d’Ivoire (the “Bonikro mine”, 89.89% interest). The Bonikro mine comprises two separate mining licences (the Bonikro Licence and Hiré Licence) although integrated as a single operation;
•the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou mine”, 85% interest); and
•the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk project”, 100% interest).

2.    BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2025. Accounting policies are consistently applied to all years presented, unless otherwise stated.

On May 20, 2025, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding. All previously reported common share, RSU, DSU, PSU, stock option, and earnings per share amounts have been retrospectively restated in these condensed consolidated interim financial statements to reflect the 3:1 share consolidation, unless otherwise noted.

The consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2026.

3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. Intercompany assets and
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liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation. The principal properties and material subsidiaries of the Company, and their geographical locations at December 31, 2025 were:

Company	Country of Registration or Incorporation	Principal Activity	Percentage of ordinary shares controlled by the Company
			December 31, 2025	December 31, 2024
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Mali	Gold mining in Mali	80.00%	80.00%
Korali S.A.	Mali	Gold mining in Mali	65.00%	100.00%
Bonikro Gold Mines SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	89.89%	89.89%
Hiré Gold Mines SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	89.89%	89.89%
Agbaou Gold Operations SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	85.00%	85.00%
Kurmuk Gold Mine PLC	Ethiopia	Gold mine in development in Ethiopia	100.00%	100.00%

Foreign currency

The functional and presentation currency of the Company and each of its subsidiaries is the US Dollar. Transactions in currencies other than the Company’s or a subsidiary's functional currency ("foreign currencies") are recognized at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Income statement items denominated in foreign currencies are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Foreign exchange gains and losses are included in net earnings/loss. Foreign exchange gains and losses related to income taxes, if any, are reported within the income tax expense line in the Company's consolidated statement of earnings (loss).

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insigniﬁcant risk of changes in value. These are classiﬁed as ﬁnancial assets at amortized cost.

Restricted cash relates to cash amounts that are restricted due to statutory or other requirements within the jurisdictions that the Company operates in.

Inventories

Materials and supplies are valued at the lower of cost or net realizable value. Obsolete and redundant stock is written off as identified during regular reviews. Slow-moving obsolescence provisions are determined by reference to specific items of stock on a systematic basis, considering critical and non-critical stock as well as the most recent utilization of stock in the provision. Any items identified as damaged or obsolete are directly expensed.

Gold bullion, gold in doré, metal in circuit and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realizable value. Net realizable value is the estimated future sales price of the product the entity expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. If the ore stockpile is not expected to be processed within 12 months of the reporting date, it is included in non-current assets.

In-circuit represents material that is currently being treated in the processing plant to extract the contained gold and to transform it to a saleable form. The in-circuit inventory is valued at the average of the beginning inventory and the costs of material fed into the process
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plus in-circuit conversion costs, including applicable overhead costs, such as depreciation and amortization, incurred in converting materials into finished goods, based on the normal production capacity.

Finished goods inventory consists of doré bars containing gold, which are refined off-site to return gold bullion. Doré inventory is valued at the lower of weighted average cost and net realizable value.

Mineral property, plant and equipment

Cost

Mineral property, plant and equipment is stated at historical cost less accumulated depreciation and any identified impairment loss. The cost comprises the purchase price, together with any incidental expense of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance expenses are charged to the statement of earnings or loss during the financial period in which they are incurred.
Mine development costs include expenditure in respect of exploration and evaluation, previously accumulated and carried forward in relation to areas of interest in which development or construction is underway.

Mining interests are recorded when acquired as part of a business combination or when reclassified from exploration and evaluation assets. They are measured on initial recognition at cost or at fair value when acquired as part of a business combination. Following initial recognition, they are carried at cost less accumulated amortization and accumulated impairment losses.

Under the standards, the concept of fair value, in the context of a business combination, considers assumptions as to how market participants would benefit from use of the acquired assets. Market participants would include all potential buyers whether or not the potential buyer is engaged in discussions with the seller of the business.

Depreciation and Amortization

Depreciation begins when an asset is available for its intended use and is spread over its useful lives so as to expense the cost of property, plant and equipment (other than properties under construction) using the straight-line method or unit of production (“UoP”) based on ounces produced, as appropriate, not exceeding the life of the mine, as follows:

Asset	Useful life
Mineral properties and stripping costs	UoP
Buildings and site improvements	UoP
Processing plant, mobile equipment, office equipment and vehicles	1-8 years

Each item’s economic life has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located.

When parts of an item of mineral property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral property, plant and equipment.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Mining interests are amortized over their useful lives. The useful life is assessed on the basis of terms set up by the mineral license (contract) and estimated mineral reserves subject to such license (contract). The remaining useful life of each mining interest is reassessed annually on the basis of the latest life-of-mine models. The mining interests are amortized on a units of production basis. Amortization of mining interests is charged to cost of sales for the period.

The gain or loss arising on the disposal or retirement of an item of mineral property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of earnings or loss.

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Major maintenance and repairs

Expenditures on major maintenance refits or repairs comprise the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was fully depreciated or written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalized.

Exploration and evaluation

Exploration and evaluation expenditures comprise expenditures incurred in respect of resource projects that are in the exploration and evaluation stage. Exploration and evaluation expenditures include costs which are directly attributable to acquisition and evaluation activities, assessing technical feasibility and commercial viability. These expenditures are capitalized until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortized.

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are classified as brownfield activities and are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company.

At the end of each reporting period, exploration assets are reviewed for impairment indicators in accordance with IFRS 6.20, such as:

i)The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
ii)Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.
iii)Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full of successful development or by sale.

If such indicators exist, the asset is tested for impairment and the recoverable amount of the asset is estimated. If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated statement of earnings (loss).

The costs of exploration assets are not subject to amortization until they are included in the life-of-the-mine plan and production has commenced.

Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, typically at the point at which a National Instrument ("NI") 43-101 compliant reserve is determined, the exploration assets are deemed to move into the development phase. The relevant asset is assessed for impairment, and any impairment loss recognized, prior to the balance being reclassified either as a development asset in property, plant and equipment if the Company is deemed to have control over the business, or as a joint venture should the Company have joint control. The development asset is subject to the requirements of IAS 36, which requires assets to be assessed for indicators of impairment at each reporting period.

The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the availability of project financing, the existence of markets and/or long-term contracts for the product, and the ability of obtaining the relevant operating permits.

All subsequent expenditures to ready the property for production are capitalized within development assets, other than those costs related to the construction of property, plant and equipment.

Once production has commenced, all costs included in development assets are reclassified to mine development costs.

Drilling and related costs for general exploration incurred on sites without an existing mine, incurred before the Company has obtained legal rights to mine a specific area of interest, or on areas outside the boundary of a known mineral deposit which contains mineral reserves or mineral resources, and for which there is not sufficient geologic certainty for conversion into mineral reserves, are classified as exploration expenditures.
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Capitalized stripping costs

Stripping (waste removal) costs are incurred during both the development phase and the production phase of mining. Capitalization of waste stripping requires the Company to make judgements and estimates in determining the amounts to be capitalized. In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized and included in the carrying amount of the related mining property.

During the production phase of a mine, stripping costs will be recognized as an asset only to the extent that the following conditions are met:

•It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
•The entity can identify the component of the ore body (mining phases) for which access has been improved; and
•The costs relating to the stripping activity associated with that component can be measured reliably.

Where the benefits are realized through inventory produced in the period, the related stripping costs are recorded in the cost of inventory. Otherwise, if any of the criteria are not met, the production stripping costs are charged to earnings or loss as operating costs as they are incurred. If the costs of the inventory produced and the stripping cost asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping cost asset. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The Company uses the expected volume of waste extracted compared with the actual volume for a given volume of ore production of each component.

Stripping costs incurred and capitalized during the development and production phase are depleted using the unit-of production method over the reserves of the area that directly benefit from the specific stripping activity.

Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as mine production costs and are costs of sales.

Assets Under Construction

Assets under construction are capitalized as 'Construction in Progress' until the asset is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized.

Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized borrowing costs are amortized on the same basis as the related qualifying asset.

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Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At commencement or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative standalone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurement of the lease liability as described below. The right-of use asset is depreciated using the straight-line method or the UOP method, as appropriate to the asset class, over the lesser of the lease term and the useful life of the asset.

The lease liability is initially measured at the present value of future lease payments, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of leased asset.

Lease payments included in the measurement of the lease liability comprise the following:

•fixed payments, including in-substance payments, less any lease incentives receivable;
•variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

If there is any indication that an asset may be impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss. An impairment loss of assets carried at cost less any accumulated depreciation or amortization is recognized immediately in proﬁt or loss.

The Company assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss of assets carried at cost less accumulated depreciation or amortization is recognized immediately in proﬁt or loss.

Provisions

Provisions are recognized when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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Provisions for reclamation and closure costs

The Company records the present value of the estimated cost of legal obligations to rehabilitate locations where activities have occurred which have led to a future obligation. The nature of rehabilitation activities includes dismantling and removing structures, rehabilitating mines, dismantling operating facilities, closure of plant and waste sites and restoration, reclamation and revegetation of affected areas.

Typically, the obligation arises when the asset is installed, or the ground/environment is disturbed at the mining location. When the liability is initially recorded, the present value of the estimated cost is capitalized as part of the carrying amount of the related mining assets. Over time, the discounted liability is increased for the change in the present value. The inflation and discount rate used is determined based on current market assessments, and takes into consideration whether the liability is influenced by costs denominated in US dollars. Additional disturbances or changes in rehabilitation costs will be recognized as additions or changes to the corresponding asset and rehabilitation liability when incurred. The Company has estimated its costs based on feasibility and engineering studies using restoration standards and techniques.

The unwinding of the effect of discounting the provision is recorded as a finance cost in earnings or loss.

The carrying amount capitalized as a part of mining assets is depreciated/amortized over the life of the related asset.

Revenue recognition

Metal sales includes sales of refined gold and silver which are generally delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices or, for the offtake agreement the Company has for 47% of Bonikro sales, based on quotational period prices, being the lowest PM fix over a six day period. Revenue is recognized at the point in time where control is transferred to the customer, which generally occurs when the Company has a present right to payment; the customer has legal title to the gold or silver; and the customer has the significant risks and rewards of ownership of the refined metal. Revenue is measured at the transaction price agreed under the contracts, and payment is due immediately upon transfer of the gold to the customer.

The Company enters into metal streaming arrangements for the purposes of funding its mining operations and intends to settle its obligations by delivering gold produced in its own operations, with no right to substitution or net settlement. The upfront payment is considered to represent variable consideration, on the basis that the portion of the upfront amount to be allocated to each future ounce will depend on the number of ounces estimated to remain in the mine. In addition, the transaction price is considered to contain a significant financing component, given the long term nature of the upfront payment and the period of time between the receipt of the upfront cash, and the satisfaction of the future performance obligations.

The interest component of the long-term arrangement is recognized in financial charges over the duration of the agreement, which relies on management assumptions related to the remaining production and the life of each mine, as well as the expected future prices for gold. Given this, when the underlying production profile of the mine changes and the reserves and resources are updated (typically in the fourth quarter of each year), the variable portion of the transaction price allocated to each ounce will need to be updated in accordance with the requirements in IFRS 15 relating to changes in variable transaction price. The change in transaction price per unit will therefore result in a retrospective adjustment to revenue in the period in which the change occurs, reflecting the updated number of ounces expected to be delivered under the streaming arrangement. There will also be a corresponding adjustment to the interest charge.

Any taxes directly related to revenues or other directly related expenditures such as royalty payments are accrued as expenses when the related revenues are recognized.

Share-based payments

The Company awards stock options ("options"), restricted share units ("RSU"), deferred share units ("DSU") and performance share units ("PSU") to eligible employees, directors and consultants, in accordance with the long-term incentive programs approved by the Board.

Options
Options are equity-settled share-based payment awards and are measured at fair value at the date on which they were granted. The fair value of options is estimated at the grant date using the Black-Scholes option pricing model. Their cost is recognized based on the number of units expected to vest as an expense over the vesting period, which ends on the date the recipient becomes fully entitled to the award. When options are exercised, the proceeds received by the Company together with the amount initially recognized in the share-based payments reserve, are credited to share capital.

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Restricted Share Units
The RSU Plan provides the Company the option to settle vested RSUs in cash or shares. RSUs that can be settled in cash or shares at the option of the Company are classified as equity-settled share-based payment transactions and recognized at their grant-date fair value in equity. The fair value of the RSUs issued equals the closing price of the Company's common shares at the measurement date described in the agreement, and their vesting terms are specific to each individual grant as determined by the Board. Fair value is expensed over the vesting period specific to the grant or at grant date for those that vest immediately, unless capitalized.

Deferred Share Units
Directors of the Company may elect to receive a portion or all of their director fees as DSUs. The DSUs are settled in cash once the director no longer holds any position with the Company and accounted for as a cash-settled share-based payment transaction. A liability is recognized on grant at the fair value of the units, which is based on the market value of the Company's common shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period-end and any changes in the liability are recorded as share-based payment expense in general and administrative expenses on the consolidated statement of earnings (loss) each period, unless capitalized. The cash paid on exercise is recorded as a reduction of the liability.

Performance Share Units
A PSU entitles the recipient to receive a cash payment in an amount equal to the aggregate market value of the shares underlying the PSU, calculated as of the last day of the performance period specified in the agreement governing the particular grant, multiplied by an applicable multiplier, to be determined on the last date of the performance period according to metrics specified in the PSU agreement. PSUs are classified as cash-settled share-based payment transactions and vest over the performance period specified in the terms of each grant. The fair value of the PSUs is recognized as a liability over the vesting period using the Monte Carlo simulation option pricing model. The liability recognized is adjusted at each reporting date and any resulting adjustment to the accrued obligation is recognized as part of the share-based payment expense in general and administrative expenses on the consolidated statement of earnings (loss) for each period, unless capitalized. The cash paid on exercise is recorded as a reduction of the liability.

Income Taxes

Income tax expense or recovery comprises of current and deferred tax. Income tax expense or recovery is recognized in the consolidated statement of earnings (loss) except to the extent it relates to items recognized directly in equity or other comprehensive income ("OCI"), in which case the related taxes are recognized in equity or OCI.

Current income tax is measured at the amount expected to be recovered from or paid to the taxation authorities based on the current year’s taxable income, which may differ from earnings reported in the consolidated statement of earnings (loss) due to items or expenses that are not currently taxable or deductible for income tax purposes. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is recognized on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liability for financial reporting purposes and the amounts used the taxation purposes. Deferred tax is not recognized for the following temporary differences:

•Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•Investments in subsidiaries and jointly controlled entities to the extent that the payments can be controlled and it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognized on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in the deferred income tax expense or recovery in the consolidated statement of earnings (loss).

Deferred tax assets and liabilities are measured based on the expected manner of recovery of the carrying value of an asset or liability. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred tax
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assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable earnings will allow the deferred tax asset to be recovered.

Current and deferred taxes attributable to amounts recognized directly in equity are also recognized directly in equity. Provision for uncertain tax positions is recognized within current tax when management determines that it is probable that a payment will be made to the tax authority. When the uncertain tax position gives rise to a contingent tax liability for which no provision is recognized, the Company discloses tax-related contingent liabilities and contingent assets in accordance with IFRIC 23 and IAS 12.

Financial instruments

The Company classiﬁes its ﬁnancial instruments into the following categories:

•Financial assets measured at amortized cost, including cash and cash equivalents and trade receivables.
•Financial assets measured at fair value through profit or loss, including derivative financial assets.
•Financial assets measured at fair value through other comprehensive income.
•Financial liabilities measured at amortized cost, including trade and other payables, and deferred consideration.
•Financial liabilities measured at fair value through profit or loss, including the convertible debentures, contingent consideration and financial liabilities resulting from cash flow hedging positions.

Financial assets held at amortized cost

At initial recognition, trade and other receivables that do not have a signiﬁcant ﬁnancing component are recognized at their transaction price. Other ﬁnancial assets are initially recognized at fair value plus related transaction costs. They are subsequently measured at amortized cost using the effective interest method. Any gain or loss on derecognition or modiﬁcation of a ﬁnancial asset held at amortized cost is recognized in the consolidated statement of earnings (loss).

Financial liabilities held at amortized cost

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method.

Deferred consideration is treated as a financial instrument at amortized cost to the extent that it constitutes a financial obligation to make fixed cash payments at future dates. The value of deferred consideration payments are contingent only on the passage of time, with an agreed undiscounted value and fixed timing. It is initially recognized at fair value and subsequently measured at amortized cost. The increase in the deferred consideration due to the passage of time is recognized as a finance cost in the statement of earnings or loss.

Financial liabilities at fair value through profit or loss

The Company has elected to account for the convertible debentures contract including the identified embedded derivatives as a single financial liability, measured at fair value through profit or loss ("FVTPL"). The change in fair value of the convertible debentures is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss). The financial liability is remeasured at each reporting date using quoted prices in active markets for identical liabilities.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to gold price fluctuations, particularly during times of elevated capital expenditures. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of earnings (loss) when the underlying hedged transaction,
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identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of earnings (loss). For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statement of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statement of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statement of earnings (loss).

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of earnings (loss) immediately.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in earnings or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. When an existing financial liability is replaced by another, from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognized in earnings or loss as the modification gain or loss within other gains and losses.

Comparative figures

Certain figures in the consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the year ended December 31, 2025. The Derivative financial liability line item was disaggregated from Trade and Other payables because the liability, which was previously insignificant, had become significant as of December 31, 2025. The non-current Lease liabilities line item was disaggregated from non-current Other liabilities for consistency with the presentation of the current Lease liability.

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4.    NEW STANDARDS INTERPRETATIONS AND AMENDMENTS

Adoption of new accounting standards

Amendment to IAS 21 – Effects of Changes in Foreign Exchange

On January 1, 2025, the Company adopted the Amendment to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendment specifies that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendment did not have a significant impact on the Company's consolidated financial statements.

New accounting standards issued but not yet effective

IFRS 18 - Presentation and Disclosures of Financial Statements.

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the consolidated financial statements.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, and are not expected to have an impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company does not currently have such contracts in effect and therefore does not expect the adoption of the amendment to have a significant impact on the Company's financial statements.

5.    CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these
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assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The most significant judgements and key sources of estimation uncertainty that management believes could have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

Mineral Reserve and Mineral Resource Estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s LOM ("LOM") plans, which are used for a number of important business and accounting purposes, including:

•Determination of the useful life of property, plant and equipment and measurement of the depreciation expense;
•Capitalization and amortization of stripping costs;
•Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability;
•Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of cash-generating units (“CGU”);
•Forecasting the timing of royalty payments stemming from business combination agreements;
•Estimates of the outlays and their timing for asset retirement obligations; and
•Variable revenue and recognition of deferred revenues related to streaming arrangements.

Estimated Recoverable Ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Streaming Arrangements

The Company enters into streaming contracts with investors whereby the investor provides upfront funding for the mining operations in exchange for the right to purchase a portion of future metal production. The classification of such contracts as either financial instruments or revenue contracts is determined based on whether the entity expects to deliver non-financial assets held for its own-usage requirements, or through cash or other financial assets. This assessment is based on Management’s judgement, considering both its reason for holding the contract and its established practices.

The Company enters into metal streaming arrangements for the purposes of funding its mining operations and intends to settle its obligations by delivering gold produced in its own operations, with no right to substitution or net settlement. Accordingly, these contracts meet the requirements to be recorded as revenue contracts in accordance with IFRS 15.

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Recoverability of Other Receivables

Other receivables include amounts owed from the governments of countries in which the Company operates in relation to recoverable value added taxes (“VAT”). Management applies judgement in determining the timing and recoverability of these balances, taking into consideration its efforts with the relevant governments under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes, which are subject to change.

Embedded Leases – Contractor Mining

In applying the accounting policy for leases described in note 3 to its mining contracts, management have assessed whether the contracts for contractor mining services contain a lease for the equipment the contractors use to provide the mining services. Certain contractual agreements require management to apply significant judgement in evaluating whether the Company controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Company or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements. Judgement is used to assess which decision-making rights mostly affect the benefits of use of the assets for each arrangement. In making their assessment, management have concluded that while the arrangements contain a lease, due to the variable nature of the payments, there was no lease amount to measure for the lease liability.

Provisions for Reclamation and Closure Costs

The Company's mining operations are subject to various environmental protection laws and regulations. The Company has recorded the asset retirement obligations of its mining sites on the basis of management's best estimates of future costs, based on information available on the reporting date. The provisions for reclamation and closure costs are determined using estimates of the scope, timing and amount of future costs the Company will incur to complete the reclamation and closure work required to comply with existing laws and regulations. Future changes to environmental laws and regulations could change the scope of reclamation and remediation work required to be performed by the Company.

Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability.

The key judgements and estimates when determining the provision are the timing in terms of when the rehabilitation will take place; the scope of rehabilitation work required, and cost of the rehabilitation upon the end of the life of the mine, and the discount rate used.

The present value of expected cash outflows were estimated using existing technology and discounted using real risk-free rates.

Income Taxes and Recoverability of Deferred Tax Assets

In assessing the probability of deferred tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Income, Withholding and Other Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations. The operations of mines within West Africa result in: complex relationships with government tax authorities, the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions and therefore could necessitate future adjustments to tax income and expense already recorded or not yet recorded.
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Protocol Agreement with the Government of Mali

Significant judgment was required to determine the accounting impact upon the signing of the Protocol agreement with the Government of Mali, presented in note 10 and 12, and the evaluation of uncertain tax positions.

Deferred and contingent consideration

The Company has recognized the present value of deferred and contingent consideration in respect of a number of its assets. The value of contingent consideration payments can depend on a number of factors, including the performance of the underlying asset, the timing of milestones being reached, and the discounting factors, which are based on the estimated cost of similar borrowing. These represent estimates and uncertainties which may prove to be materially different in future periods. The value of deferred consideration payments are contingent only on the passage of time, with an agreed undiscounted value.

6.    OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro mine and Agbaou mine), Mali (Sadiola and Korali-Sud mines), Ethiopia (Kurmuk project) and has its Corporate office in Canada.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company's senior executive group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mining licenses and the Sadiola and Korali-Sud mining licenses, which each form a single segment due to the interrelationships in the operations of the mines and operate as the Bonikro and Sadiola mines, respectively. Corporate legal entities are aggregated and presented together as part of the "other" segment on the basis of them sharing similar economic characteristics at December 31, 2025.

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Year ended December 31, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire
Revenue	$734,156	$319,423	$278,245	$1,331,824
Cost of sales, excluding DDA	(466,005)	(140,712)	(146,822)	(753,539)
DDA	(23,029)	(33,284)	(15,430)	(71,743)
Gross profit	$245,122	$145,427	$115,993	$506,542
Site exploration and evaluation expenses	$(11,919)	$(578)	$(423)	$(12,920)
Corporate Adjustments
General and administrative expenses				$(120,794)
Exploration and evaluation expense overhead				$(3,570)
Loss on revaluation of financial instruments				$(69,391)
Other losses				$(35,964)
Net earnings before finance costs and income tax				$263,903
Finance costs				$(26,550)
Net earnings before income tax				$237,353

Year ended December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire
Revenue	$334,584	$206,908	$188,890	$730,382
Cost of sales, excluding DDA	(193,176)	(113,356)	(155,995)	(462,527)
DDA	(6,183)	(33,464)	(7,974)	(47,621)
Gross profit	$135,225	$60,088	$24,921	$220,234
Site exploration and evaluation expenses	$(13,298)	$(2,680)	$(7,840)	$(23,818)
Corporate Adjustments
General and administrative expenses				$(63,149)
Gain on revaluation of financial instruments				$5,836
Other losses				$(125,193)
Net earnings before finance costs and income tax				$13,910
Finance costs				$(19,276)
Net loss before income tax				$(5,366)

During the year ended December 31, 2024 the Sadiola segment recognized $27.2 million and $75.8 million to other losses, for the impairment of VAT receivable and other matters related to the protocol agreement signed with the Government of Mali (note 10), respectively. A further $37.3 million was recorded as a current income tax expense.

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Balances at December 31, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire	Ethiopia
Current assets	$295,796	$83,125	$104,782	$2,224	$277,782	$763,709
Non-current assets(1)	322,691	226,925	70,371	707,685	32,298	1,359,970
Total assets	$618,487	$310,050	$175,153	$709,909	$310,080	$2,123,679

Current liabilities	$246,720	$105,528	$96,840	$68,224	$471,252	$988,564
Non-current liabilities	153,639	48,997	62,136	34,322	331,342	630,436
Total liabilities	$400,359	$154,525	$158,976	$102,546	$802,594	$1,619,000
(1) Non-current assets are predominantly comprised of MPP&E

Balances at December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Kurmuk project	Corporate and other	Total
Country of Operation	Mali	Côte d’Ivoire	Côte d’Ivoire	Ethiopia
Current assets	$182,712	$33,599	$31,352	$3,269	$198,354	$449,286
Non-current assets(1)	241,046	167,271	55,961	373,605	32,685	870,568
Total assets	$423,758	$200,870	$87,313	$376,874	$231,039	$1,319,854

Current liabilities	$180,867	$60,534	$55,602	$26,469	$161,531	$485,003
Non-current liabilities	97,606	42,912	52,474	43,488	182,074	418,554
Total liabilities	$278,473	$103,446	$108,076	$69,957	$343,605	$903,557
(1) Non-current assets are predominantly comprised of MPP&E

7.    REVENUE

	For years ended December 31,
	2025	2024
Gold(1)	$1,329,319	$729,370
Silver	2,505	1,012
Total sales revenue	$1,331,824	$730,382
(1) Approximately 86% of gold sales were to a single customer for the year ended December 31, 2025 (87% for the year ended December 31, 2024).

8.    COST OF SALES

	For years ended December 31,
	2025	2024
Mine production costs	$571,081	$404,291
Royalties	179,427	55,412
Refining	3,031	2,824
Cost of sales, excluding DDA	$753,539	$462,527
DDA	$71,743	$47,621
Cost of sales	$825,282	$510,148
The amount of write-downs of inventories recognized as an expense in the period was $2.1 million along with a recovery of $25.4 million ($2.4 million expense for the year ended December 31, 2024).

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9.    GENERAL AND ADMINISTRATIVE

	For years ended December 31,
	2025	2024
Salaries and related benefits(1)	$80,351	$27,794
General and Administrative Expenses(2)	40,443	35,355
Total general and administrative	$120,794	$63,149
(1)Includes share-based compensation expense in the amount of $60.2 million for the year ended December 31, 2025 ($6.6 million for the year ended December 31, 2024).
(2) Includes professional and consulting fees, travel and lodging expenses, office and IT expenses, and depreciation in the amount of $0.4 million for the year ended December 31, 2025 ($1.4 million for the year ended December 31, 2024) for Corporate and other assets.

10.    OTHER LOSSES

	For years ended December 31,
	2025	2024
Settlement of Mali matters	$—	$75,813
VAT receivable impairment	—	27,235
Contingencies and other legal matters	18,569	—
Corporate development and transaction related costs	12,926	—
Gain on distribution of dividend-in-kind (note 10)	(14,492)	—
Other losses(1)	18,961	22,145
Total other losses	$35,964	$125,193
(1) Comprises a variety of items that are individually insignificant.

Protocol agreement with the Government of Mali

During 2024, the Company signed a definitive protocol agreement with the Government of Mali, providing for renewal of the exploitation permit for the Sadiola mine, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plan, and the fiscal and regulatory framework for the phased expansion of the operations.

On October 12, 2024 the Company made a payment in the amount of $40 billion CFA francs ($68.1 million). In addition, the Company also settled certain tax and other obligations of $4.9 million. Under the terms of the agreement, the Company made the additional and final payment of $25 billion CFA francs ($42.2 million) in the second quarter of 2025. This resulted in an aggregate impact of $115.2 million, with $37.3 million recorded in current income tax expense and the remaining balance in other losses, as well as the Company being subject to the 2023 mining code. Further, the Company impaired $16 billion CFA francs ($27.2 million) of VAT in the prior year, in relation to the Mali Settlement.

Reflected in the agreement is the Company undertaking to proceed with the phased expansion at Sadiola. The Company's ownership of Sadiola remains at 80%, with the Government of Mali owning a carried interest of 20%. The Government's ownership of Korali-Sud was increased to 35% on January 8, 2025, whereas the Company retained 65%, in association with the 2023 Mining Code (refer to note 14).
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11.    FINANCE COSTS

	For years ended December 31,
	2025	2024
Interest expenses from financial liabilities
Borrowings (note 23)	$9,387	$9,387
Accretion on deferred and contingent consideration (note 29)	10,326	9,182
Other finance costs
Accretion of environmental obligations (note 24)	4,335	4,387
Financing component of streaming arrangements (note 22)	26,527	6,641
Other interest expense	1,431	1,826
Foreign exchange	11,094	2,670
Borrowing costs capitalized(1)	(36,550)	(14,817)
Total finance costs	$26,550	$19,276
(1) Borrowing costs have been capitalized and allocated mostly to the development of Kurmuk, with an immaterial amount allocated to Sadiola Phase 1 expansion. The weighted average borrowing rate used for the capitalization was 10.4% for the year ended December 31, 2025 (2024 - 7%).

12.    INCOME TAX EXPENSE

Tax expense for the year ended December 31, 2025, was $234.0 million (year ended December 31, 2024: $114.2 million). The main movements for the period are as follows:

	For years ended December 31,
	2025	2024
Current tax:
Current tax expense in respect of the current year	$163,006	$55,107
Adjustment in respect of prior years (i)	11,995	32,410
Current income tax expense	$175,001	$87,517

Deferred tax:
Deferred income tax expense recognized in the current year	$48,491	$6,501
Adjustments in respect of prior years	1,846	2,965
Foreign exchange	8,708	17,202
Deferred income tax expense	$59,045	$26,668

Income tax expense	$234,046	$114,185
(i) The majority of the value for the prior year relates to the Mali settlement, which closed all open tax assessments related to prior years. The Mali settlement is further described in note 10.

The Company's current tax provision includes a $10.3 million expense (December 31, 2024 - $1.1 million expense) relating to Management’s assessment of the amount of tax payable on uncertain tax items. Due to the uncertainty associated with such tax items, there is a possibility that, on conclusion of open tax matters at a future date, the final outcome may differ significantly.

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	For years ended December 31,
Description	2025	2024
Earnings (loss) before income taxes	$237,353	$(5,366)
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax expense (recovery)	62,899	(1,422)
Impact of (lower) higher foreign tax rates (i)	11,361	11,798
Permanent differences (ii)	6,393	34,358
Unused tax losses and tax offsets (recognized) not recognized in deferred tax assets	87,480	6,596
Unrealized foreign exchange losses (gains) in tax expense	5,635	16,795
True-up of tax provisions in respect of prior years	3,804	(3,055)
Withholding taxes	4,205	3,709
Tax settlements	10,040	37,331
Uncertain tax positions	10,288	1,100
Planned distribution of foreign earnings	29,807	7,049
Other	2,134	(74)
Income tax expense	$234,046	$114,185

Income tax expense is represented by:
Current income tax expense	$175,001	$87,517
Deferred income tax (recovery)/expense	59,045	26,668
Net income tax expense (recovery)	$234,046	$114,185
(i) The Company operates in foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate. Côte d'Ivoire is taxable at a rate of 25%, Mali is taxable at a rate of 30% and Ethiopia is taxable at a rate of 25%. In addition, the Company has expenses in jurisdictions that are not taxable.
(ii) Permanent differences include $40.1 million of non-deductible costs relating to the Mali settlement in 2024.

Income tax expense

No amounts relating to taxes have been recognized in other comprehensive income or directly in equity.

Deferred tax

The following is an analysis of the deferred income tax assets (liabilities) presented in the consolidated balance sheets:

	As at December 31, 2025	As at December 31, 2024
The net deferred income tax assets (liabilities) are classified as follows:
Deferred tax assets	$3,377	$21,656
Deferred tax liabilities	(56,071)	(15,305)
	$(52,694)	$6,351

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December 31, 2025	Opening Asset (Liability)	(Charge) credit to profit and loss	Closing Asset (Liability)
ARO	$15,239	$1,685	$16,924
Deferred stripping	10,946	(6,510)	4,437
PP&E	12,357	(2,228)	10,129
Mining interests	(40,528)	(17,954)	(58,482)
Inventory	2,699	7,318	10,017
Investment in subsidiaries	(7,049)	(30,202)	(37,251)
Provisions	3,764	(5,598)	(1,834)
Leases	3,331	35	3,366
Losses	5,591	(5,591)	—
	$6,350	$(59,045)	$(52,694)

December 31, 2024	Opening Asset (Liability)	(Charge) credit to profit and loss	Closing Asset (Liability)
ARO	$6,009	$9,230	$15,239
Deferred stripping	25,921	(14,975)	10,946
PP&E	22,263	(9,906)	12,357
Mining interests	(34,110)	(6,418)	(40,528)
Inventory	7,099	(4,400)	2,699
Investment in subsidiaries	—	(7,049)	(7,049)
Provisions	1,105	2,659	3,764
Leases	—	3,331	3,331
Losses	4,731	860	5,591
	$33,018	$(26,668)	$6,350

A $3.4 million deferred income tax asset has been recognized in relation to Côte d'Ivoire (2024: $11.6 million in Mali; $10.1 million in Côte d'Ivoire). The deferred income tax asset consists mainly of deductible temporary differences. Projection of taxable profits from various sources were used to support the recognition of the assets. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factors or other circumstances change, we would reassess our ability to record the deferred income tax asset relating to the temporary differences.

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million in two of the past four year. However, this legislation does not currently apply to the Company as 2025 was the first year that consolidated revenues exceeded €750 million.

Unrecognized Deductible Temporary Differences and Unused Tax Losses

The deferred tax assets have not been recognized as it is not considered probable that there will be future taxable earnings available to offset them against, as many of those expenditures are incurred by non-operating entities that have no earnings. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that future taxable earnings will allow the deferred tax asset to be recovered. At the reporting date, the Company has unrecognized deferred tax assets as follows:

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	For the years ended December 31
	2025	2024
Deductible temporary differences (no expiry)	$113,392	$22,479
Operating losses	54,338	18,038
Unrecognized deferred tax assets	$167,730	$40,517

Operating losses at December 31, 2025 will expire as follows:

	Cote d'Ivoire	Canada	Total
2029	$—	$—	$—
2030	$9,180	$—	$9,180
2031 and onwards	$—	$196,391	$196,391
Total	$9,180	$196,391	$205,571

The operating losses include $205.6 million of losses which are not recognized as deferred income tax assets.

Unrecognized Taxable Temporary Differences Associated with Investment and Interest in Subsidiaries

As at December 31, 2025, an aggregate temporary difference of $315.4 million (2024: $327.0 million) related to investments in subsidiaries was not recognized because the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

13.    LOSS PER SHARE

Basic loss per share and the reconciliation of the number of shares used to calculate basic and diluted loss per share are as follows:

	For years ended December 31,
	2025	2024
Net loss attributable to shareholders of the Company	$(51,847)	$(115,632)

Weighted average shares issued and outstanding post-consolidation(1)	115,470,534	89,677,648
Weighted-average shares outstanding – basic	115,470,534	89,677,648
Effect of dilutive share-based payment arrangements	—	—
Weighted-average shares outstanding – diluted	115,470,534	89,677,648

Basic and diluted loss per share	$(0.45)	$(1.29)
(1)Share amounts have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 20, 2025, unless otherwise noted.

For the year ended December 31, 2025, 5,671,966 units related to share-based payment arrangements and 6,176,052 units related to the convertible debenture were not included in the calculation as their effect would be anti-dilutive (December 31, 2024 - 1,267,217 units related to share-based payment arrangements and 6,176,052 units related to the convertible debenture).
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14.    NON-CONTROLLING INTERESTS

Summarized financial information in respect of each of the Company’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

Year ended December 31, 2025	Sadiola mine	Bonikro mine	Agbaou mine	Total
Current assets	$655,358	$402,438	$215,046	$1,272,842
Non-current assets	243,877	194,554	53,844	492,275
Current liabilities	(668,972)	(344,864)	(136,409)	(1,150,245)
Non-current liabilities	(103,995)	(37,619)	(41,001)	(182,615)

Equity attributable to owners of the Company	(59,367)	(198,577)	(70,567)	(328,511)
Non-controlling interests	(60,225)	(15,933)	(20,912)	(97,070)

Profit attributable to non-controlling interests	37,291	7,130	10,733	55,154
Dividends paid to non-controlling interests.	23,896	2,408	—	26,304

Year ended December 31, 2024	Sadiola mine	Bonikro mine	Agbaou mine	Total
Current assets	$197,959	$69,532	$97,628	$365,119
Non-current assets	226,391	141,190	39,434	407,015
Current liabilities	(252,942)	(51,094)	(79,561)	(383,597)
Non-current liabilities	(65,910)	(42,912)	(37,728)	(146,550)

Equity attributable to owners of the Company	(49,680)	(105,505)	(9,594)	(164,779)
Non-controlling interests	(49,142)	(11,211)	(10,179)	(70,532)

Profit attributable to non-controlling interests	(8,207)	2,704	1,584	(3,919)
Dividends paid to non-controlling interests	—	—	—	—

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The movement in the non-controlling interests balance for the years ended December 31, 2025 and 2024 are as follows:

Balance at January 1, 2024	$81,128
Dividend paid to minority shareholder	(6,677)
Share of loss for the year	(3,919)
Balance at December 31, 2024	$70,532
Recognition of minority shareholder	(2,312)
Dividend in-kind paid to minority shareholder	(23,896)
Dividend paid to minority shareholder	(2,408)
Share of profit for the year	55,154
Balance at December 31, 2025	$97,070

Non-controlling interests represent the 10.11% ownership of the Bonikro mine and 15% of the Agbaou mine by the Government of Côte d'Ivoire and 20% of the Sadiola mine, owned by the Government of Mali. As of December 31, 2024, the Company's ownership of Korali-Sud was 100%; however, the Company's ownership was reduced to 65% on January 8, 2025 in association with the 2023 Mining Code. During the fourth quarter of 2024, a $37.2 million gross intercompany dividend was declared for distribution, from which $6.7 million was accrued as at December 31, 2024 and paid to the Government of Mali on January 30, 2025.

In connection with the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of $5.5 million of the shares of Korali S.A. granted. In arriving at the fair value of the shares issued, the Company valued working capital assets and liabilities at cost and valued the inventory and fixed assets using a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including resources, future production levels, operating and capital costs, gold prices ranging from $2,551 to $2,598 per ounce, and a discount rate of 13.9%.

The NCI was recognized at the proportional share of the identifiable net assets of Korali S.A. of negative $2.3 million. The difference of $7.8 million between the value of the exploitation permit received capitalized to the cost of the Korali mine and the value of the NCI was recognized in retained earnings. Due to the life of the mine, the entire $5.5 million of the cost capitalized for this permit was recognized as depletion expense during 2025.

On January 8, 2025, the Government of Mali requested that 280 kg of gold be transferred to the state, which was treated as an advance against future dividends payable under the terms of the 2023 Mining Code. Control over the gold was transferred on February 18, 2025 and had a carrying value of $9.4 million. The fair value of the distribution was $23.9 million, which is equal to the value of the dividend paid in-kind, resulting in a gain on distribution of dividend-in-kind of $14.5 million, recognized under Other gains and losses (note 10).

15.    FINANCIAL INSTRUMENTS

Financial assets at amortized cost

Current	As at December 31, 2025	As at December 31, 2024
Cash and cash equivalents	$479,777	$224,994
Restricted cash(1)	17,109	6,494
Trade and other receivables	17,482	11,445
Total	$514,368	$242,933
(1) The Company has cash in separate restricted accounts to comply with environmental matters in Cote d’Ivoire.

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Fair value of derivatives

Hedge derivatives

On December 19, 2024, the Company entered into zero-cost collars to hedge the price on gold production of 10,000 ounces per month, beginning April 2025 through to December 2026, for a total of 210,000 ounces, at an average put and call strike price of $2,200 per ounce and $3,125 per ounce, respectively. On May 6, 2025, the Company entered into additional zero-cost collars to hedge the price on gold production of 15,500 ounces per month beginning in June 2025 and ending in March 2026 at an average call and strike price of $3,048 and $4,000 per ounce. As of December 31, 2025, 166,500 ounces of gold collars remain unsettled. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement. These contract are expected to settle over time by the end of 2026.

The aggregate fair value of the position as of December 31, 2025 was a $167.8 million liability (December 31, 2024 - $13.1 million liability), which is current. The fair value of zero-cost collar contracts was determined based on gold future forward prices.

The gold collar contracts are designated as cash flow hedging instruments, with the effective portion of changes in fair value recognized in other comprehensive income, net of tax. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of earnings (loss).
Non-hedge derivatives

On October 29, 2025, the Company purchased average rate gold call options with a strike price of $4,500 per ounce, for the period of November 2025 to December 2026, for a total of 217,500 ounces. The call options effectively mitigate the cash outflow on the hedge derivatives when gold exceeds $4,500. The total premium is $20.5 million, paid on a monthly deferred basis. The gold call options have not been designated as hedging instruments.

The aggregate fair value of the position as of December 31, 2025 was a $26.7 million current asset included in Derivative financial assets. The fair value of the gold call options was determined based on future forward prices.

Financial liabilities at amortized cost

	As at December 31, 2025	As at December 31, 2024
Trade and other payables	$373,193	$247,708
Deferred consideration - Kurmuk	21,250	38,267
Deferred consideration - Korali-Sud	1,000	1,000
Lease liabilities	15,462	15,763
Total	$410,905	$302,738

Financial liabilities at fair value through profit or loss

	As at December 31, 2025	As at December 31, 2024
Borrowings	$154,312	$96,356
Contingent consideration - Sadiola	35,291	31,698
Contingent consideration - Agbaou	17,482	20,013
Total	$207,085	$148,067

Fair value measurement

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
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•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis

For financial assets and liabilities for which fair value is measured or disclosed on a recurring basis, the Company assesses their classification at each reporting date and determines whether there have been any transfers between fair value hierarchy levels during the period.

During the year ended December 31, 2025, there were no transfers between categories.

The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values due to their short-term nature.

As at December 31, 2025, the Company's financial assets and liabilities measured at fair value on a recurring basis using the fair value hierarchy were as follows:

		Fair value
	Carrying amount	Level 1	Level 2	Level 3
Financial assets:
Restricted cash	17,109	17,109	—	—
Derivative financial asset	26,703	—	26,703	—
Total financial assets	43,812	17,109	26,703	—
Financial liabilities
Derivative financial liability	167,260	—	167,260	—
Deferred consideration - Kurmuk (Note 29)	21,250	—	—	21,250
Deferred consideration - Korali-Sud (Note 29)	1,000	—	—	1,000
Borrowings (Note 23)	154,312	154,312	—	—
Contingent consideration - Sadiola (Note 29)	35,291	—	—	35,291
Contingent consideration - Agbaou (Note 29)	17,482	—	—	17,482
Total financial liabilities	396,595	154,312	167,260	75,023

As at December 31, 2024, the Company's financial assets and liabilities measured at fair value on a recurring basis using the fair value hierarchy were as follows:

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		Fair value
	Carrying amount	Level 1	Level 2	Level 3
Financial assets:
Restricted cash	6,494	6,494	—	—
Total financial assets	6,494	6,494	—	—
Financial liabilities
Derivative financial liability	13,052	—	13,052	—
Deferred consideration - Kurmuk (Note 29)	38,267	—	—	38,267
Deferred consideration - Korali-Sud (Note 29)	1,000	—	—	1,000
Borrowings (Note 23)	96,356	96,356	—	—
Contingent consideration - Sadiola (Note 29)	31,698	—	—	31,698
Contingent consideration - Agbaou (Note 29)	20,013	—	—	20,013
Total financial liabilities	200,386	96,356	13,052	90,978

16.    CASH AND CASH EQUIVALENTS

	As at December 31, 2025	As at December 31, 2024
Bank balances	$479,777	$224,994
	$479,777	$224,994

Due to the short-term nature of cash and cash equivalents the carrying amount is deemed to approximate the fair value.

Restricted cash

	As at December 31, 2025	As at December 31, 2024
Restricted cash	$17,109	$6,494
	$17,109	$6,494

The Company is required to have certain amounts of cash be kept in cash in separate restricted accounts to comply with environmental matters and ongoing legal cases in Cote d’Ivoire. As at December 31, 2025, such amounts totalled $17.1 million (2024: $6.5 million).

17.    TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at December 31, 2025	As at December 31, 2024
Trade and other receivables	$17,482	$11,445
VAT receivable	56,803	24,217
Prepayments	42,808	23,771
Total current trade receivables, prepayments, and other receivables	$117,093	$59,433

Non-current	As at December 31, 2025	As at December 31, 2024
VAT receivable	28,798	4,355
Total non-current trade receivables, prepayments, and other receivables	$28,798	$4,355

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The carrying value of trade and other receivables approximate their fair value.

18.    INVENTORIES

Current	As at December 31, 2025	As at December 31, 2024
Doré bars(1)	$17,612	$61,026
Ore stockpiles and gold in circuit	75,872	52,706
Material and supplies	46,652	51,127
Total current inventories	$140,136	$164,859

Non-current	As at December 31, 2025	As at December 31, 2024
Ore stockpiles	$70,056	$42,418
Total non-current inventories	$70,056	$42,418
(1) In the first quarter of 2025, the Company delivered 48,939 ounces of gold from Korali-Sud that were inventoried at the Sadiola mine. These ounces include, in association with the establishment of Korali S.A., an advance to the Government of Mali of future dividends from the entity, in the form of gold, equal to 8,154 ounces.

Inventories are held at lower of cost or net realizable value.

In the year ended December 31, 2025 inventories recognized as an expense within cost of sales amounted to $624.2 million (December 31, 2024: $439.5 million).

19.    MINERAL PROPERTY, PLANT AND EQUIPMENT

	Land, building, plant & equipment (2)	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2025	$364,922	$178,199	$437,155	$980,276
Additions	26,119	—	436,696	462,815
Transfers	54,568	20,559	(75,127)	—
Environmental obligations, change of estimate	37,511	—	16,402	53,913
At December 31, 2025	$483,120	$198,758	$815,126	$1,497,004

Accumulated depreciation and amortization and impairment
At January 1, 2025	$(137,439)	$(47,192)	$—	$(184,631)
DDA	(53,102)	(18,641)	—	(71,743)
At December 31, 2025	(190,541)	(65,833)	—	(256,374)
Carrying amount, December 31, 2025 (1)	$292,579	$132,925	$815,126	$1,240,630

Amounts included above as at December 31, 2025
Exploration and evaluation assets	$—	$—	$6,278	$6,278
Assets under construction	$—	$—	$808,849	$808,849
(1) Includes $36.6 million in borrowing costs capitalized as of December 31, 2025, allocated mainly to Kurmuk project, and an immaterial balance to the Sadiola expansion project.
(2) Inclusive of right-of-use assets with a carrying value of $18.0 million as at December 31, 2025, and a depreciation expense of $11.1 million.

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	Land, building, plant & equipment (1)	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2024	$288,932	$174,262	$273,015	$736,209
Additions	61,980	2,000	163,553	227,533
Transfers	—	1,937	(1,937)	—
Environmental obligations, change of estimate	14,010	—	2,524	16,534
At December 31, 2024	$364,922	$178,199	$437,155	$980,276

Accumulated depreciation and amortization and impairment
At January 1, 2024	$(100,879)	$(34,770)	$—	$(135,649)
DDA	(36,560)	(12,422)	—	(48,982)
At December 31, 2024	(137,439)	(47,192)	—	(184,631)
Carrying amount, December 31, 2024	$227,483	$131,007	$437,155	$795,645

Amounts included above as at December 31, 2024
Exploration and evaluation assets	$—	$—	$12,754	12,754
Assets under construction	$—	$—	$424,402	$424,402
(1) Inclusive of right-of-use assets with a carrying value of $27.1 million for the year ended December 31, 2024, and a depreciation expense of $5.6 million.

Operating mine mineral interests represents the fair value of acquired mines and is amortized on a unit of production basis.

The costs of exploration and evaluation assets are not subject to amortization until production has commenced.

20.    TRADE AND OTHER PAYABLES

	As at December 31, 2025	As at December 31, 2024
Trade payables	118,378	132,266
Other payables and accrued expenses(1)(2)	164,850	94,906
Royalties	89,965	20,536
Total trade and other payables	$373,193	$247,708
(1) As of December 31, 2025, Other payables include $24.9 million of PSU liabilities and $4.1 million of DSU liabilities, discussed in note 28.
(2) As of December 31, 2024, Other payables included accruals for the settlement with the Government of Mali, discussed in note 30.

21.    PROVISIONS

	For years ended December 31,
	2025	2024
Opening balance	$15,115	$9,939
Increase in provisions during the year(1)	18,206	13,803
Payments and releases of provisions during the year	(17,268)	(8,591)
Impact of foreign exchange rates	81	(36)
Total provisions	$16,134	$15,115
(1) Inclusive of 2024 - $2.7 million current portion of Agbaou provision for reclamation and closure costs - refer to note 24

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Provisions relate primarily to employee compensation expenses and to corporate expenses. They are expected to be paid within one year.

22.    DEFERRED REVENUE

	Stream arrangements	Gold prepays and advance sales (2)	Total
At January 1, 2025	$105,418	$100,000	$205,418
Cash received	135,751	150,000	285,751
Amount recognized as revenue	(20,896)	(100,000)	(120,896)
Accrued interest(1)	16,809	9,718	26,527
As December 31, 2025	$237,082	$159,718	$396,800

Current balance	$7,621	$59,806	$67,427
Non-current balance	$229,461	$99,912	$329,373

	Stream arrangements	Gold prepays and advance sales (2)	Total
At January 1, 2024	$18,661	$—	$18,661
Cash received	100,510	145,000	245,510
Amount recognized as revenue	(20,394)	(45,000)	(65,394)
Accrued interest(1)	6,641	—	6,641
At December 31, 2024	$105,418	$100,000	$205,418

Current balance	$15,878	$25,000	$40,878
Non-current balance	$89,540	$75,000	$164,540
(1) As of December 31, 2025, $16.8 million (2024 - $6.6 million) of accrued interest from stream arrangements has been capitalized, in accordance with IAS 23 - Borrowing Costs.
(2) As of December 31, 2025, comprises a $100.0 million advance sale and a $50.0 million gold prepay. (December 31, 2024 - $25.0 million advance sale and a $75.0 million gold prepay).

Stream Arrangements

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mine (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter.

On August 7, 2024, the Company entered into a streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, the Company received a $53.0 million upfront cash payment on August 14, 2024 and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds. Costs incurred in the transaction total $1.9 million.

On December 5, 2024, the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp. Under the terms of the streaming agreement, the Company will receive an aggregate $175.0 million upfront cash payment to support the funding of the development of the Kurmuk project. WPMI will have the right to purchase 6.7% of payable gold from the Kurmuk mine. The gold stream rate will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the
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stream. The stream will cover the existing Kurmuk mining license and until 255,000 ounces of gold have been delivered to WPMI. On December 19, 2024, the Company met the conditions to withdraw the first of four planned payments of $43.8 million each. The three additional planned withdraws were completed on June 30, September 16, and December 15, 2025.

The stream arrangements have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance. The streams contain an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream. The Company estimated the financing component to be 24.99% for the Sandstorm stream, 9.98% for the Triple Flag stream, and 12.02% for the Wheaton stream.

As of December 31, 2025, accrued interest of $3.0 million, $4.3 million and $9.6 million has been calculated for the Sandstorm, Triple Flag and WPMI stream agreements, respectively. The amount of revenue recognized for the Sandstorm agreement is $8.6 million, out of which $2.3 million is on a cash basis (at $400 per ounce) while the remainder is non-cash (amortization of deferred revenue). For the Triple Flag agreement, the Company recognized revenue in the amount of $13.8 million, out of which $2.2 million is on a cash basis while the remainder is non-cash amortization of deferred revenue.

Gold prepays and advance sales

On December 19, 2024, the Company entered into a gold prepaid forward arrangement with select lenders, for a total advance of $75.0 million. Under the arrangement, the Company will deliver to the lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Company estimated the financing component for this arrangement to be 11.0%. As of December 31, 2025, accrued interest of $9.7 million has been calculated for this gold prepay forward arrangement.

On December 20, 2024 the Company entered into an advance sale agreement to deliver 9,613 ounces of gold at a price of $2,601 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on January 21, 2025.

On September 25, 2025, the Company entered into an advance sale forward agreement with select lenders, for a total advance of $50.0 million. Under the arrangement, the Company will deliver an aggregate of 1,233 ounces of gold per month over a period of twelve months, starting in October 2026. The advance sale was recognized as deferred revenue and presented as non-current. The Company estimated the financing component for this arrangement to be 9.8%.

On December 24, 2025 the Company entered into an advance sale agreement to deliver 5,713 ounces of gold at a price of $4,376 per ounce, for a total of $25.0 million. The advance sale was recognized as deferred revenue, and presented as current. Delivery of the gold was completed on January 21, 2026.

The gold prepays and advance sales have been accounted for as deferred revenue, as the upfront payments pertain to future production. As such, revenue is recognized as the services are performed for the counterparty, reducing the unearned deferred revenue balance.

23.    BORROWINGS

Convertible Debenture
Borrowings - January 1, 2024	$103,457
Change in fair value of debt	(7,101)
Borrowings - December 31, 2024	$96,356
Change in fair value of debt	57,956
Borrowings - December 31, 2025	$154,312

Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear
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interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year, and a maturity date of 5 years. The Company incurred $5.3 million in costs related to this transaction.

The debentures are convertible at the holder's option into the Company's shares at any time during their five-year tenure at a price of $17.37 per share (“Conversion Price”). The Company has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price. The convertible debentures also contain embedded derivatives, including the right for conversion and the right to repay the principal amount in common shares upon maturity.

Using readily observable inputs from the market, the fair value of the convertible debentures as at December 31, 2025, was determined to be $154.3 million, net of $2.4 million interest payable. The net fair value loss of $57.9 million includes a $11.4 million gain from the change in credit risk conditions, recorded in OCI, and a $69.3 million loss from the change in option value and market conditions recorded in the consolidated statement of earnings (loss) for the year ended December 31, 2025.

Credit Facility

On December 18, 2024, the Company executed a credit facility for $40.0 million, plus an additional $10.0 million accordion, for a total of $50 million and a three-year term. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 basis points ("bps") and 450 bps Secured Overnight Financing Rate ("SOFR") Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps.
The facility is subject to customary covenants and is secured by assets of the Company and its material subsidiaries. It contains certain financial covenants that include (a) a minimum interest coverage ratio; (b) a maximum net leverage ratio; and (c) a minimum liquidity level. As at December 31, 2025, the Company is in compliance with the covenants.

No funds have been withdrawn from the facility.

24.    PROVISIONS FOR RECLAMATION AND CLOSURE COSTS

The Company’s environmental liabilities relate to the restoration of soil and other related mining works cash outflows, which are due upon the closures of mines and production facilities. The full provision is classified as a non-current liability as the provision is expected to be utilized at the end of the life of the mine.

	For years ended December 31,
	2025	2024
Opening balance	$129,375	$108,452
Changes in estimates related to closure costs capitalized in mineral property, plant & equipment	53,913	16,535
Accretion for the year	4,335	4,388
Carrying value	$187,623	$129,375
Current portion (note 21)	$—	$2,572
Non-current portion	$187,623	$126,803

The present value of expected cash outflows were estimated using existing technology and discounted using real discount rates ranging between 1.23% and 1.98% (2024 - 1.77% and 2.54%). The above provisions are to be settled between 2028 and 2045.

25.    RELATED PARTY TRANSACTIONS

The Company enters into transactions with other entities that fall within the definition of a related party as contained in IAS 24, Related Party Disclosures. Such transactions are in the normal course of business and at terms that correspond to those on normal arms-length transactions (except revenue related transactions) with third parties. Related parties comprise entities under common ownership and/or common management and control; their partners and key management personnel.
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Remuneration of key management (includes the Company's directors and senior executive team):

	For years ended December 31,
	2025	2024
Short-term employee benefits	$21,237	$17,554
Post-employment benefits	1,358	1,267
Termination benefits	1,875	72
Share-based payment settled in equity	29,351	6,066
Share-based settled in cash	25,834	283
	$79,655	$25,242

These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

An amount of $0.1 million (2024: $5.6 million) was paid to Allied Resources Commercial Brokers, a company controlled by a director, in respect of payroll processing, vendor payment support and office management services provided to the Company. In addition, an amount of $0.2 million (2024: $0.2 million) was paid to TheSiger Pty Limited, a company controlled by a director, in respect of services provided to the Company. These services were entered into on terms equivalent to those that prevail in arm’s length transactions and the amounts owing are to be settled in cash.

26.    LEASE OBLIGATIONS

Current and non-current lease liabilities as at December 31, 2025 are presented below:

	As at December 31, 2025	As at December 31, 2024
Current lease liabilities	$2,999	$2,877
Non-current lease liabilities	12,463	12,886
Total	$15,462	$15,763

On November 3, 2023 the Company signed a lease agreement for its Toronto head office, which can be extended. The net present value of the lease obligation and the right-of-use asset was estimated at $2.7 million, using a 9.30% discount rate.

On May 16, 2024, the Company entered into a contract to lease twenty-one generators for the Bonikro and Agbaou mines over a three year term. The net present value of the lease obligation was estimated at $14.2 million, using an 8.07% discount rate. The generators were commissioned on June 11, 2024. The Company incurred additional costs of $14.9 million to bring the generators to use, resulting in the recognition of a right-of use asset of $28.4 million, with $14.9 million and $13.5 million allocated to Bonikro and Agbaou, respectively.

During the fourth quarter of 2024, the Company entered into contract mining agreements for Sadiola, Bonikro and Agbaou; while the contract mining agreement with Kurmuk was signed on March 1, 2025. As disclosed in Note 5, management has concluded that while the arrangements contain a lease, due to the variable nature of the payments, there was no lease amount to measure for the lease liability. The total variable cost incurred during 2025 related to those mining service agreements was $216.7 million ($17.1 million at December 31, 2024).

During the year ended December 31, 2025, the Company entered into lease arrangements resulting in right-of-use and lease obligation additions of $1.5 million with a weighted average discount rate of 15.5% (for the year ended December 31, 2024, right-of-use additions of $28.4 million, lease obligations $14.2 million, discount rate 8.07%).

During the year ended December 31, 2025, the Company recognised $1.3 million in interest expense, included in Finance costs arising from lease liabilities (for the year ended December 31, 2024, $0.2 million).

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27.    SHARE CAPITAL

	Number of Common Shares (2)	Share Capital
As at January 1, 2024	83,574,751	$418,649
Shares issued for RSUs vested	315,444	$2,953
Shares issued for payment of Kurmuk deferred consideration	1,972,354	$12,500
Shares issued in public offering	23,766,666	$153,017
As at December 31, 2024	109,629,215	$587,119
Shares issued in offerings (1)	12,893,136	$196,307
Shares issued for payment of Kurmuk deferred consideration	1,474,882	$21,250
Shares issued for RSUs vested	739,988	$8,679
As at December 31, 2025	124,737,221	$813,355
(1)Net of transaction costs incurred of $10.1 million.
(2) Shares issued prior to May 20, 2025, have been retrospectively adjusted for the impact of the 3 to 1 share consolidation ratio.

The Company's authorized share capital includes an unlimited number of common shares with no par value.

On October 8, and October 18, 2024, the Company closed an underwriting agreement, and an over-allotment option, respectively, for its overnight marketed equity offering of common shares, resulting in a total issuance of 71.3 million common shares at a price of C$3.10 per common share for aggregate gross proceeds of $162.1 million (C$221.0 million). The cost of this transaction was $9.1 million, therefore net proceeds were $153.0 million.

On April 22, 2025, and May 1, 2025 the Company closed an underwriting agreement, and an over-allotment option, respectively, pursuant to which the underwriters agreed to purchase, on a bought deal basis, an aggregate of 17,250,000 common shares at a price of C$5.35 per share for aggregate gross proceeds of $66.8 million (C$92.3 million). The cost of this transaction was $2.8 million, therefore net proceeds were $64.0 million.

On October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

28.    SHARE-BASED EXPENSE

Share-based payment reserve

	As at December 31, 2025	As at December 31, 2024
Opening balance	$8,492	$2,419
Charge for the year	30,727	9,026
Share-based payments settled in the year	(8,305)	(2,953)
Closing balance	$30,914	$8,492

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	Stock option units ("Stock options')	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, January 1, 2024	—	1,496,213	—	—
Granted	199,998	16,126	39,817	—
Forfeited	—	(9,989)	—	—
Settled	—	(327,476)	—	—
Closing balance, December 31, 2024	199,998	1,174,874	39,817	—
Granted	2,154,500	2,891,940	138,186	3,427,156
Settled	—	(749,346)	—	—
Closing balance, December 31, 2025	2,354,498	3,317,468	178,003	3,427,156
The stock option, RSU, DSU, and PSU amounts have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 20, 2025, unless otherwise noted.

Stock Options

On September 7, 2023, the Company adopted a plan providing for the grant of stock options to directors, senior officers or employees of the Company to purchase common shares. Stock options are granted at the weighted average trading price for the 5 consecutive trading days immediately prior to the relevant date. Vesting and term conditions are determined at the discretion of the Board.

The Board authorized a maximum of 5% of the total number of shares outstanding be issuable under the plan. The number of securities issuable to insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities and that the number of securities issued to insiders, within any one-year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities. In the event of a change of control, all vested stock options may be exercised and the holder shall receive the securities, property or cash that they would have been entitled to had they exercised the options immediately prior to the change of control, unless the directors of the Company determine a different basis for the exercise of options. In connection with the proposed acquisition of the Company (see Note 32), under the terms of the agreement, all outstanding options would vest, be exercised and a payment calculated based on the difference in the acquisition share price and strike price of the options would be paid to all option holders.

On September 8, 2023, the Company granted 199,998 stock options to certain directors, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$8.82 per option, using an exercise price of CAD$17.61 per share, volatility of 38%, 0% expected dividend yield, expected life of 7 years, and a 4% interest rate. As of December 31, 2025, the remaining contractual life of these options was 4.7 years and 133,332 of these options were exercisable (2024 - 66,666).

On December 16, 2025, 2,154,500 options were issued to directors and senior management personnel, with a three-year, equal annual tranche vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$18.94 per option, using an exercise price of CAD$31.11 per share, volatility of 59% determined based on the Company's share price history, 0% expected dividend yield, expected life of 7 years, and a 3% risk-free interest rate. As of December 31, 2025, the remaining contractual life of these options was 7 years and none of these options were exercisable.

For the year ended December 31, 2025, the Company recorded $1.1 million share-based expense for stock options (for the year ended December 31, 2024, $0.6 million).

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 17,550,697 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board. In the event of a change of control, all RSUs outstanding shall
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immediately vest and be payable in cash on the date immediately prior to the change of control, regardless of the restricted period. The payment shall be in an amount equal to the market value of the shares underlying the RSU calculated as at the date that is two business days prior to the change of control.

Date	RSUs granted	RSUs outstanding	Grant price	Vesting conditions and other matters
September 7, 2023	1,191,211	1,141,265	$13.35	67,425 units vesting in equal tranches over three years and 1,123,786 units vesting on third anniversary.
November 9, 2023	305,000	—	$8.94 (CAD$12.33)	Vesting in equal tranches over three years. Accelerated. (1)
August 8, 2024	16,125	10,750	$6.20 (CAD$8.50)	Vesting in equal tranches over three years.
January 21, 2025	816,943	782,125	$7.10 (CAD$10.17)	Vesting 50% on first anniversary, 25% tranches vesting each on second and third anniversaries.
April 13, 2025	2,075,000	1,383,328	$12.01 (CAD$16.68)	Vesting in equal tranches on November 24, 2025, February 24, 2026 and May 26, 2026
Total	4,404,279	3,317,468
(1)On September 9, 2024, the Board approved the immediate vesting of these RSUs and corresponding shares issuance. Out of the total charge for the period noted above, the Company capitalized the total accelerated expense of this RSU grant to the Kurmuk project, for $2.7 million.

For the year ended December 31, 2025, the Company recorded $30.5 million share-based compensation expense and has 3,317,468 RSUs outstanding (year ended December 31, 2024 - $5.7 million).

Deferred Share Units ("DSUs")

To align interests between eligible directors and the shareholders of the Company, a DSU plan was adopted on September 7, 2023, providing eligible directors the ability to elect to be paid a portion of annual director compensation in DSUs. Eligible officers can elect to be paid their long term incentive compensation in DSUs. In the event of a change of control, all DSUs outstanding become payable once the holder ceases to be a director or officer of the Company.

Date	DSUs granted and outstanding	Grant date price
April 16, 2024	6,768	$8.70 (CAD$11.79)
May 21, 2024	11,011	$6.72 (CAD$9.15)
August 15, 2024	10,805	$6.84 (CAD$9.39)
November 14, 2024	11,232	$6.60 (CAD$9.21)
April 2, 2025	9,812	$10.37 (CAD$14.85)
May 14, 2025	14,277	$11.66 (CAD$16.29)
August 13, 2025	13,964	$11.92 (CAD$16.39)
November 12, 2025	10,134	$16.48 (CAD$23.10)
December 16, 2025	90,000	$22.59 (CAD$31.11)
Total	178,003

For the year ended December 31, 2025, the Company recorded $3.7 million share-based compensation expense from the DSUs granted in the year (2024 - $0.3 million). As of December 31, 2025, $4.1 million of DSU liabilities are included in other payables (refer to note 20).

Performance Share Units ("PSUs")

On September 7, 2023, the Company adopted a plan to provide additional rewards to senior management for services performed and to promote a greater alignment of interest between senior management and shareholders of the Company. The Plan is administered by the Board of Directors, through a Compensation Committee, which determines specific in regards to the value of the PSUs, the vesting period and the performance indicator on which the issuance is based. Under the terms of the plan, in the event of a change of control, all
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outstanding PSUs vest and become payable immediately on the date prior to the change of control, regardless of their stated performance periods.

On January 21, 2025, the Company issued 1,084,656 PSUs at a price of $7.11 (CAD$10.17), with a two-year vesting period ending on December 31, 2026, to eligible senior management, to be settled in cash in an amount based on the Company's common share price and a multiplier based on the relative value of the Company's common share price in relation to the S&P Global Gold index (the "index").

On December 16, 2025, the Company issued 2,342,500 PSUs at a price of $22.60 (CAD$31.11) to eligible senior management to be settled in cash in an amount based on the growth of the Company's common share price on maturity and a multiplier based on the growth of the Company's common share price in comparison with that of the share prices of the constituents of the S&P/TMX Global Gold Index. The PSUs vest on the earlier of December 14, 2028, a three year time frame, or, should the Company's shares trade on the TSX at a price 40% above the initial price for 4 months, maturity will be at the end of that four month period. Further, for approximately 75% of the units the maximum payable will be limited to a payment of 62.5% of the total payable amount otherwise, unless the share price increase is equal to or greater than 80% from the initial price. Based on management's judgement and statistical modelling, December 14, 2028 was determined to be the most probable maturity date as of the date of grant and is therefore used as the vesting date for accounting purposes.

As of December 31, 2025, the Company recognized $24.9 million expense from stock based compensation related to PSUs (2024 - $nil). As of December 31, 2025, $24.9 million of PSU liabilities are included in other payables (refer to note 20).

29.    DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, including Korali-Sud, and the remaining interest in Kurmuk, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For year ended December 31, 2025	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2025	$31,698	$20,013	$38,267	$1,000	$90,978
Accretion	6,093	—	4,233	—	10,326
Revaluation	—	3,639	—	—	3,639
Balance Payable	—	(1,210)	—	—	(1,210)
Payments	(2,500)	(4,960)	(21,250)	—	(28,710)
Closing balance	$35,291	$17,482	$21,250	$1,000	$75,023

Current	$—	$7,867	$21,250	$1,000	$30,117
Non-current	35,291	9,615	—	—	44,906
Total deferred and contingent consideration	$35,291	$17,482	$21,250	$1,000	$75,023

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For the year ended December 31, 2024	Sadiola mine	Agbaou mine	Kurmuk project	Korali-Sud project	Total
Opening balance, January 1, 2024	$39,008	$12,671	$58,974	$951	$111,604
Accretion	5,328	—	3,805	49	9,182
Revaluation	(12,638)	10,977	488	—	(1,173)
Balance Payable	—	(727)	—	—	(727)
Payments	—	(2,908)	(25,000)	—	(27,908)
Closing balance	$31,698	$20,013	$38,267	$1,000	$90,978

Current	$—	$5,267	$1,148	$1,000	$7,415
Non-current	31,698	14,746	37,119	—	83,563
Total deferred and contingent consideration	$31,698	$20,013	$38,267	$1,000	$90,978

Agbaou mine – Acquisition of Endeavour Resources Inc. on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. This threshold was met in late 2022, and consequently the Company continues to value to royalty payable based on future production and using a discounted cash flow approach.

The primary input to the valuation of the contingent consideration are the consensus forward gold price, from $4,069 per ounce to $3,588 per ounce, and the expected future production of the mine.

Sadiola mine – Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AngloGold Ashanti (“AGA”) and IAMGOLD Corporation (“IMG”)) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

The primary input to the valuation of the contingent consideration is the expected timing of future production from of the mine.

Korali-Sud project – Acquisition of Korali-Sud on November 9, 2023

Deferred consideration recorded on the acquisition of Korali-Sud project includes a $1.0 million deferred consideration.

Kurmuk project – Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of Kurmuk includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes:

•First payment: $25.0 million in cash due on the first anniversary after completion of the acquisition; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million paid in shares. The first payment was completed in 2024;
•Second payment: $21.25 million due on the second anniversary after completion of the acquisition; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion of the acquisition; or $21.25 million in shares due on the second anniversary after completion of the acquisition. The second payment was completed in 2025;
•Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion of the acquisition.

On September 9, 2024, the Company issued 5,917,063 shares to partially settle the first payment, in the amount of $12.5 million. The $12.5 million cash portion of the first payment was completed on November 7, 2024. On September 8, 2025, the Company issued 1,474,882 shares to settle the second payment, in the amount of $21.25 million.

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The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $21.3 million as of December 31, 2025, presented as current liability. The deferred consideration is valued using the amortized cost method.

30.    COMMITMENTS AND CONTINGENCIES

	As at December 31, 2025	As at December 31, 2024
Capital commitments	$6,528	$2,614
Contingent legal liabilities	$6,650	$7,007
Within 1 year	$13,178	$9,621
Year 2 and onwards	$—	$—

Development related commitments and contingencies

	As at December 31, 2025	As at December 31, 2024
Development related commitments	$118,508	$152,557
Within 1 year	$118,508	$152,557
Year 2 and onwards	$—	$—

a)The capital commitments include the amount which the Company has committed to invest in relation to capital expenditure and exploration activities in the Côte d'Ivoire and Mali, as well as construction activities committed in Ethiopia.
b)The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.
c)The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at December 31, 2025, $6.7 million has been accrued relating to such matters (December 31, 2024: $7.0 million).
d)A Net Smelter Royalty on future production from the “PB5” extension of the Bonikro mine on a maximum of 560,000 ounces of gold production, as follows:

Average Gold Price	Percentage of Net Smelter Return
$1,250 or less	0%
$1,251 to $1,299	2.5%
$1,300 to $1,349	3.0%
$1,350 to $1,399	3.5%
$1,400 to $1,449	4.0%
$1,450 and above	4.5%

Power Purchase Agreement ("PPA") with Ethiopian Electric Power.

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. Key Terms of the Agreement include:

•Term: The PPA will be in effect for a period of twenty years and may be extended by mutual agreement.
•Energy Charge: The agreement secures a flat energy charge of US$0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
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•Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

The Company assessed the terms and conditions of the agreement and concluded that it represents a physical PPA, which does not contain a derivative, nor terms that prevent the application of the own use exemption, and therefore represents an executory contract, with no accounting to record at December 31, 2025.

31.    FINANCIAL RISK MANAGEMENT OBJECTIVES

Capital risk management:

For the purpose of the Company’s capital management, capital includes issued capital, and all other equity reserves attributable to the equity holders of the parent. It also includes shareholder debt, including a streaming facility which contains a financing component, and a senior secured facility disclosed in notes 22 and 23 respectively. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholder’s value.

All such financing requires formal board approval. The Directors review the Company’s monthly and quarterly reports through which they assess the effectiveness of the processes put in place and the appropriateness of the objectives and corporate governance policies it sets.
In order to achieve this overall objective, the Company’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing revolving credit facility that forms part of its capital structure requirements. There have been no breaches in financial covenants in the current period.

The Company manages its capital structure and adjusts it, in light of changes in economic conditions and the requirements of the financial covenants. The Company includes in its net debt, interest-bearing loans and borrowings, trade and other payables, less cash and short-term deposits.

To maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or adjust its dividend policy. No changes were made in the objectives, policies or processes during the year ended December 31, 2025.

Commodity Price Risk

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange and inflation), banking and political conditions, and mining specific factors. The Company periodically uses forward contracts to economically hedge against the risk of declining metal prices for a portion of its forecast sales. As of December 31, 2025 the Company held zero-cost hedges and non-hedge gold call options described in note 15 to manage its commodity price risk.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Further, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s requirements on an ongoing basis. Due to the dynamic nature of the underlying businesses, Company treasury maintains flexibility in funding by maintaining availability under committed credit lines, including the undrawn credit facility discussed in note 23.

The Company’s risk to liquidity is a result of obligations associated with financial liabilities of the Company and the availability of funds to meet those obligations. The Company manages liquidity risk through an ongoing review of future commitments and credit facilities.

The Company’s financial liabilities, except for its Convertible Debentures at FVTPL, are carried at amortized cost and approximate their carrying balances as the impact of discounting is not significant.

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The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash ﬂows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years
As at December 31, 2025
Borrowings	$—	$107,279
Trade and other payables	373,193	—	—	—
Lease liabilities	3,516	12,242	1,756	605
Deferred and contingent consideration	30,497	36,535	24,890	—
As at December 31, 2024
Borrowings	$—	$—	$107,279
Trade and other payables	250,302	—	—	—
Lease liabilities	2,937	14,038	1,172	548
Deferred and contingent consideration	7,415	37,187	46,376	—
The Company's derivative financial assets and derivative financial liabilities all mature within one year following December 31, 2025. See Note 15.

Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; (ii) companies that have may have payables to the Company, including bullion customers; (iii) providers of risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company's precious metals; (vii) the Company’s lenders and (viii) companies that have sold derivative financial instruments to the Company. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash and cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Cash and cash equivalents are deposited with highly rated corporations, with credit ratings of A and A+, and the credit risk associated with these deposits is low.

The Company sells its gold to large international organizations with strong credit ratings, and the historical level of customer defaults is minimal. As at December 31, 2025, there were no outstanding amounts in respect of trade receivables (2024: $nil) and, as a result, the credit risk associated with gold trade receivables at December 31, 2025 is considered to be negligible. The Company does not rely on ratings issued by credit rating agencies in evaluating counterparties’ related credit risk.

The Company purchased gold call options from a large international financial institution with a strong credit rating. As a result the credit risk associated with derivative financial assets is considered to be negligible as of December 31, 2025.

The Company does not have any assets pledged as collateral. The Company’s maximum exposure to credit risk is as follows:

	As at December 31, 2025	As at December 31, 2024
Cash and bank balances	$479,777	$224,994
Restricted cash	17,109	6,494
Derivative financial assets	26,703	—
Trade receivables, prepayments, and other receivables	117,093	59,433
	$640,682	$290,921
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Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and its exposures with a mix of fixed-and floating-rate debt. As at December 31, 2025, all of the Company’s long-term debt was at fixed rates. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2025.

The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative instruments at the reporting date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year. A 50-basis point increase or decrease is used for reporting interest rate risk internally to key management and represents management’s assessment of the reasonable possible change in interest rates.

Changes in interest rates impact borrowings by changing their fair value (fixed rate debt) or future cash flows (variable rate debt). Management does not have a formal policy of determining how much of the Company’s exposure should be to fixed or variable rates. When raising new financing, management uses its judgment to decide whether fixed or variable rates would be more favourable over the expected period until maturity.

If interest rates had been 50 basis points higher/(lower) and all other variables were held constant, the Company’s loss before tax for the year would increase / decrease by approximately $0.2 million (2024: $0.2 million).

Foreign currency risk

The Company’s sales are denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a certain portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominantly the West African Franc, the Euro, the South African Rand, the Ethiopian Birr and the Canadian Dollar. Monetary assets (primarily from the Company’s receivables, cash and payable balances denominated in foreign currencies) denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition.

Foreign currency risk management

The Entity undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s monetary assets and liabilities denominated in foreign currencies other than in $ are as follows:

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	Liabilities	Assets
As at December 31, 2025
West African Franc (XOF)	632,116	728,685
Ethiopian Birr (ETB)	4,202	2,479
Australian Dollar (AUD)	8,231	6,579
British Pound (GBP)	2,949	1,107
Euro (EUR)	1,271	106
Canadian Dollar (CAD)	2,932	1,055
Others	7,405	682

As at December 31, 2024
West African Franc (XOF)	126,896	89,685
Ethiopian Birr (ETB)	14,127	3,315
Australian Dollar (AUD)	6,611	790
British Pound (GBP)	3,492	944
Euro (EUR)	507	108
Canadian Dollar (CAD)	9,823	56,279
Others	4,033	1,843

The following table details the Entity’s sensitivity to a 10% increase or decrease in the functional currency against the relevant foreign currencies. 10% is the sensitivity rate used for reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonable possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive or negative number below indicates an increase or decrease in earnings or loss where the functional currency weakens 10% against the relevant currency. For a 10% strengthening of the functional currency against the relevant currency, there would be an equal and opposite impact on the earnings or loss, and the balances below would be negative.

	December 31, 2025	December 31, 2024
	Earnings or loss	Earnings or loss
All foreign currencies combined	$(8,159)	$(1,253)

32.    SUBSEQUENT EVENTS

Acquisition by Zijin Gold International Company Limited

On January 26, 2026, the Company announced that it entered into a definitive agreement pursuant to which Zijin Gold International Company Limited (“Zijin Gold”), a public company listed on the Hong Kong Stock Exchange (“HKEX”), agreed to acquire all of the issued and outstanding shares of the Company, at an offer price of C$44 per share, in cash (the "Transaction"). The value pursuant to the Transaction is approximately C$5.5 billion (approximately $4 billion), based on the Company’s common shares outstanding.

With the requisite Allied shareholder approval having been obtained on March 31, 2026, the closing of the transaction is subject to the receipt of regulatory approvals.
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